This document amends and restates the preliminary terms supplement filed on August 21, 2018.
RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated September 5, 2018
Pricing Supplement Dated September ___, 2018 to the
Product Prospectus Supplement ERN-EI-1 Dated January 12, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016
$ __________ Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index, Due September 15, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Enhanced Return Notes (the “Notes”) linked to the performance of the STOXX® Europe 600 Index (the “Reference Asset”).
The CUSIP number for the Notes is 78013XB56. The Notes do not pay interest. The Notes provide a [210 - 225%] (to be determined on the Trade Date) leveraged positive return if the level of the Reference Asset increases from the Initial Level to the Final Level. If the Final Level is less than the Initial Level by no more than 20%, investors will receive the principal amount.  Investors will lose 1% of the principal amount of the Notes for each 1% decrease from the Initial Level to the Final Level of more than 20%. Any payments on the Notes are subject to our credit risk.
Issue Date: September 13, 2018
Maturity Date: September 15, 2022
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2016, and “Selected Risk Considerations” beginning on page P-6 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.  The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	2.25%	$
Proceeds to Royal Bank of Canada	97.75%	$
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this terms supplement is $954.18 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $934.18 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $22.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	STOXX® Europe 600 Index
Bloomberg Ticker:	SXXP
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	September 10, 2018
Issue Date:	September 13, 2018
CUSIP:	78013XB56
Valuation Date:	September 12, 2022
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + (Principal Amount x Percentage Change x Leverage Factor)
If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and            -20.00%), then the investor will receive the principal amount only.
If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Level:	The closing level of the Reference Asset on the Pricing Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Leverage Factor:	[210 - 225%] (to be determined on the Pricing Date)
Buffer Percentage:	20.00%
Buffer Level:	80.00% of the Initial Level

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
Maturity Date:	September 15, 2022, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 12, 2016.
Principal at Risk:	The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if the Final Level is less than the Buffer Level.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2016, as modified by this terms supplement. In addition to those terms, the following two sentences are also so incorporated into the master note: RBC confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to the Notes based on the methodology for calculating per annum rates provided for in the Notes. RBC irrevocably agrees not to plead or assert Section 4 of the Interest Act (Canada), whether by way of defense or otherwise, in any proceeding relating to the Notes.

P-2	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 12, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-EI-1 dated January 12, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047560/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-3	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a Buffer Percentage of 20.00%, resulting in a Buffer Level of 80.00% of the Initial Level, a hypothetical Leverage Factor of 217.50% (the midpoint of the Leverage Factor range of [210 - 225%]) (to be determined on the Pricing Date), that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5%
	Payment at Maturity:	$1,000 + ($1,000 x 5% x 217.50%) = $1,000 + $108.75 = $1,108.75
	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,108.75, a 10.875% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.
	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-40%
	Payment at Maturity:	$1,000 + [$1,000 x (-40% + 20.00%)] = $1,000 - $200.00 = $800.00
	On a $1,000 investment, a -40% Percentage Change results in a Payment at Maturity of $800.00, a -20.00% return on the Notes.

P-4	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the level of the Reference Asset. You will lose 1% of the principal amount of the Notes for each 1% that the Final Level is less than the Initial Level by more than 20%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the level of the Reference Asset increases after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
The Notes Will Be Subject to Risks, Including Non-Payment In Full, Under Canadian Bank Resolution Powers -- Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (“CDIC”) may, in circumstances where we have ceased, or are about to cease, to be viable, assume temporary control or ownership of us and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “order,” including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business.  As part of the Canadian bank resolution powers, certain provisions of and regulations under the Bank Act (Canada) (the “Bank Act”), the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) as domestic systemically important banks, which include us.

If the CDIC were to take action under the Canadian bank resolution powers with respect to us, this could result in losses for holders of the Notes.  As a result, you should consider the risk that you may lose all of your investment, including the principal amount of the Notes, if the CDIC were to take action under the Canadian bank resolution powers, and that any remaining outstanding Notes, may be of little value upon exercise of any of these powers.
•
The Indenture Will Provide Only Limited Acceleration and Enforcement Rights for the Notes — Our Indenture under which the Notes will be issued will provide that acceleration will only be permitted (a) if we default in the payment of the principal on the Notes, and the default continues for a period of 30 business days, or (b) certain bankruptcy, insolvency or reorganization events occur.

•
The Circumstances Surrounding the Exercise of the Canadian Bank Resolution Powers Are Unpredictable and Can Be Expected to Have an Adverse Effect on the Notes — The decision as to whether we have ceased, or are about to cease, to be viable is a subjective determination by the Superintendent that is outside our control.  There is no limitation on the type of order that may be made where it has been determined that we have ceased, or are about to cease, to be viable.  As a result, you may be exposed to losses through the use of Canadian bank resolution powers other in liquidation.

P-5	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets – Because foreign companies or foreign equity securities included in the Reference Asset are publicly traded in the applicable foreign countries and are denominated in non-U.S. currencies, an investment in the securities involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

P-6	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
•
Inconsistent Research – Royal Bank or its affiliates may issue research reports on securities that are, or may become, components of the Reference Asset. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Reference Asset or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with the purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Asset. You should make your own independent investigation of the merits of investing in the Notes and the Reference Asset.

•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-7	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this terms supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited, as the sponsor of the Reference Asset (“STOXX”). STOXX, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of STOXX discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
The Reference Asset was created by STOXX Limited, a subsidiary of Deutsche Börse AG. Publication of the Reference Asset began in September 1998, based on an initial index level of 100 at December 31, 1991. Additional Information about the Reference Asset, including its calculation methodology, may be found on the STOXX Limited website: www.stoxx.com.
Information contained in that website is not incorporated by reference in, and should not be considered a part of, this document.
STOXX Europe Total Market Index (“TMI”)
The STOXX Europe TMI covers 95% of the free-float market cap of the relevant investable stock universe by region or country. The STOXX Global TMI serves as the basis for all regional and country TMI indices. All TMI indices offer exposure to global equity markets with the broadest diversification within the STOXX equity universe in terms of regions, currencies and sectors.
The STOXX Global 1800 Index
The STOXX Global 1800 derived benchmark indices are designed to provide a broad yet investable representation of the world's developed markets of Europe, North America and Asia/Pacific region stocks represented by the STOXX Europe 600 Index, the STOXX North America 600 Index and the STOXX Asia/Pacific 600 Index.
The Reference Asset
The Reference Asset is derived from the TMI and is a subset of the STOXX Global 1800 Index.  The Reference Asset has a fixed number of components which represent the large, mid and small capitalization companies in terms of free-float market capitalization from across 17 countries of the European region: Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.
Composition and Maintenance
For each of the EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. All current stocks in the Reference Asset are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 550 stocks on the selection list are selected; the remaining 50 stocks are selected from the largest remaining current stocks ranked between 551 and 750; if the number of stocks selected is still below 600, then the largest remaining stocks are selected until there are 600 stocks.
The Reference Asset components are subject to a capped maximum index weight of 20%, which is applied on a quarterly basis.
The composition of the Reference Asset is reviewed on a quarterly basis in March, June, September and December, and for each company, only the most liquid stock is considered, which are those stocks with at least one million euro measured over a 3-month average daily trading volume. Changes in the composition of the Reference Asset are made to ensure that the Reference Asset includes the 600 market sector leaders from within the Reference Asset.

P-8	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
The Reference Asset components are monitored and in order to maintain the number of components, a deleted stock is replaced by the highest-ranked non-component on the selection list in the parent index. The selection list is updated on a monthly basis according to the review component selection process.
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Reference Asset) in connection with certain securities, including the Notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the Reference Asset and the related trademarks for use in connection with the Notes. STOXX does not:
•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the Reference Asset, or have any obligation to do so.
STOXX will not have any liability in connection with the Notes. Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Reference Asset and the data included in the Reference Asset;
•	the accuracy or completeness of the Reference Asset and its data;
•	the merchantability and the fitness for a particular purpose or use of the Reference Asset and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the Reference Asset or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

P-9	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the period from 2008 to 2017, the first and second calendar quarters of 2018 and for the period from July 1, 2018 through September 4, 2018.
We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
STOXX® Europe 600 Index (“SXXP”)

P-10	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
Period-Start Date	Period-End Date	High Intra-Day Level of the Reference Asset	Low Intra-Day Level of the Reference Asset	Period-End Closing Level of the Reference Asset
1/1/2008	3/31/2008	365.44	290.26	305.96
4/1/2008	6/30/2008	332.87	283.92	289.39
7/1/2008	9/30/2008	293.71	244.73	256.05
10/1/2008	12/31/2008	263.92	179.72	196.90
1/1/2009	3/31/2009	214.21	155.38	176.46
4/1/2009	6/30/2009	215.37	173.43	205.83
7/1/2009	9/30/2009	246.74	195.24	242.47
10/1/2009	12/31/2009	254.60	232.54	254.09
1/1/2010	3/31/2010	265.48	235.38	263.57
4/1/2010	6/30/2010	272.62	229.74	243.32
7/1/2010	9/30/2010	267.78	236.29	259.72
10/1/2010	12/31/2010	282.00	256.62	277.02
1/1/2011	3/31/2011	292.16	262.13	275.90
4/1/2011	6/30/2011	285.18	263.22	272.86
7/1/2011	9/30/2011	278.01	209.26	226.18
10/1/2011	12/31/2011	251.45	214.58	244.54
1/1/2012	3/30/2012	272.86	244.54	263.32
4/1/2012	6/30/2012	267.62	233.48	251.17
7/1/2012	9/30/2012	276.56	249.77	268.48
10/1/2012	12/31/2012	282.11	262.86	279.68
1/1/2013	3/31/2013	298.90	281.56	293.78
4/1/2013	6/30/2013	311.07	274.97	285.02
7/1/2013	9/30/2013	317.18	282.65	310.46
10/1/2013	12/31/2013	328.42	304.45	328.26
1/1/2014	3/31/2014	338.90	315.61	334.31
4/1/2014	6/30/2014	349.71	325.50	341.86
7/1/2014	9/30/2014	350.85	322.40	343.08
10/1/2014	12/31/2014	351.04	302.48	342.54
1/1/2015	3/31/2015	404.51	330.85	397.30
4/1/2015	6/30/2015	415.18	378.07	381.31
7/1/2015	9/30/2015	408.73	331.98	347.77
10/1/2015	12/31/2015	387.43	343.21	365.81
1/1/2016	3/31/2016	365.48	302.59	337.54
4/1/2016	6/30/2016	351.51	307.81	329.88
7/1/2016	9/30/2016	351.77	317.24	342.92
10/1/2016	12/31/2016	361.66	327.02	361.42
1/1/2017	3/31/2017	381.50	359.92	381.14
4/1/2017	6/30/2017	396.55	376.23	379.37
7/1/2017	9/30/2017	388.16	365.99	388.16
10/1/2017	12/31/2017	398.05	379.94	389.18
1/1/2018	3/31/2018	403.72	362.04	370.87
4/1/2018	6/30/2018	397.86	364.36	379.93
7/1/2018	9/4/2018	392.69	375.22	379.83
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.” The discussions below and in the accompanying product prospectus supplement do not address the tax consequences applicable to holders subject to Section 451(b) of the Code.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about September 13, 2018, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
We expect to deliver the Notes on a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 9 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

P-12	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.
No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the Notes who subsequently sells any of the Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.
ADDITIONAL MATTERS RELATING TO THE NOTES
Events of Default
For these Notes, the term “event of default” will mean only the following:
1.            we default in the payment of the principal of the Notes, and the default continues for a period of 30 business days; or
2.            we become insolvent or bankrupt or subject to the provisions of the Winding-Up and Restructuring Act (Canada), we go into liquidation either voluntarily or under an order of a court of competent jurisdiction, or we otherwise acknowledge our insolvency.
P-13	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the STOXX® Europe 600 Index
Canadian Bank Resolution Powers
General
Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (the “CDIC”) may, in circumstances where we have ceased, or are about to cease, to be viable or in certain other circumstances, assume temporary control or ownership of us and may be granted broad powers by one or more orders, including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business. As part of the Canadian bank resolution powers, certain provisions of and regulations under the Bank Act (Canada) (the “Bank Act”), the Canada Deposit Insurance Corporation Act (the “CDIC Act”), and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) as “domestic systemically important banks”, or “D-SIBs”, which include us.
The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a D-SIB, reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses.
Under the CDIC Act, in circumstances where the Superintendent is of the opinion that (a) we have ceased, or are about to cease, to be viable and viability cannot be restored or preserved by exercise of the Superintendent’s powers under the Bank Act, or (b) circumstances exist in respect of us that would allow the Superintendent to take control of us and, if such control were taken, grounds would exist for the making of a winding-up order in respect us, the Superintendent, after providing us with a reasonable opportunity to make representations, is required to provide a report to CDIC. Following receipt of the Superintendent’s report, CDIC may request the Minister of Finance for Canada (the “Minister of Finance”) to recommend that the Governor in Council (Canada) make an order and, if the Minister of Finance is of the opinion that it is in the public interest to do so, the Minister of Finance may recommend that the Governor in Council (Canada) make, and on that recommendation, the Governor in Council (Canada) may make, one or more of the following orders:
•	vesting in CDIC, our shares and subordinated debt specified in the Order, which we refer to as a “vesting order”;
•	appointing CDIC as receiver in respect of us, which we refer to as a “receivership order”;
•
if a receivership order has been made, directing the Minister of Finance to incorporate a federal institution designated in the Order as a bridge institution wholly owned by CDIC and specifying the date and time as of which our deposit liabilities are assumed, which we refer to as a “bridge bank order”; or

•
if a vesting order or receivership order has been made, directing CDIC to carry out a conversion, by converting or causing us to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – our shares and liabilities that are subject to the bail-in regime into our common shares, which we refer to as a “conversion order.”

Following a vesting order or receivership order, CDIC will assume temporary control or ownership of us and will be granted broad powers under that order, including the power to sell or dispose of all or a part of our assets and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business.
Under a bridge bank order, CDIC has the power to transfer our insured deposit liabilities and certain of our assets and other liabilities to a bridge institution. Upon the exercise of that power, any of our assets and liabilities that are not transferred to the bridge institution would remain with us, which would then be wound up. In such a scenario, any of our liabilities, including any outstanding debt securities (whether or not such debt securities are bail-inable debt securities), that are not assumed by the bridge institution could receive only partial or no repayment in the ensuing wind-up.
Upon the making of a conversion order, prescribed shares and liabilities under the bail-in regime that are subject to that conversion order will, to the extent converted, be converted into our common shares or any of our affiliates, as determined by CDIC. The Notes offered hereby are not subject to a bail-in conversion.

P-14	RBC Capital Markets, LLC